Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 13, 2016

To Prospectus dated March 5, 2014

Registration Statement No. 333-194330

Pricing Term Sheet

MONDELĒZ INTERNATIONAL, INC.

Pricing Term Sheet

€700,000,000 1.625% Notes due 2023

Summary of Terms

Issuer:	Mondelēz International, Inc. (“MDLZ”)

Offering Format:	SEC Registered

Title of Securities:	1.625% Notes due 2023 (the “Notes”)

Size:	€700,000,000

Maturity Date:	January 20, 2023

Issue Price (Price to Public):	99.301%

Underwriting Discount:	32.5 bps

Net proceeds to Issuer, before expenses:	€692,832,000

Benchmark Government Security:	DBR 1.500% due September 4, 2022

Benchmark Government Security Yield:	0.100%

Spread to Benchmark Government Security:	+ 163.2 bps

Mid Swaps Yield:	0.502%

Spread to Mid Swaps:	+ 123 bps

Yield to Maturity:	1.732%

Coupon:	1.625%

Interest Payment Date:	Annually on January 20, commencing January 20, 2017

Day Count Convention:	Actual/Actual (ICMA)

Change of Control:	Upon the occurrence of both (i) a change of control of MDLZ and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services within a specified period, MDLZ will be required to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest to the date of repurchase.

Optional Redemption:	Prior to October 20, 2022: Make-whole redemption at DBR + 25bps On or after October 20, 2022: Redemption at par

Trade Date:	January 13, 2016

Settlement Date:	January 21, 2016 (T+5)

Listing:	MDLZ intends to apply to list the Notes on the New York Stock Exchange.

Form/Clearing Systems:	Registered form only. Deposited with a common depositary for Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V.

CUSIP:	609207 AJ4

Common Code/ISIN:	134687258 / XS1346872580

Denominations:	€100,000 x €1,000

Anticipated Long-Term Senior Unsecured Debt Ratings*:	Moody’s: Baa1 (stable) S&P: BBB (negative)

Use of Proceeds:	MDLZ intends to use the net proceeds from the sale of the Notes for general corporate purposes including, together with cash on hand and the proceeds of its January 12, 2016 offering of Swiss franc-denominated bonds, to partially fund the maturity of the $1.75 billion of the 4.125% notes due on February 9, 2016.

Underwriters:

Joint Book-Running Managers:

Deutsche Bank AG, London Branch

BNP Paribas

Merrill Lynch International

J.P. Morgan Securities plc

Mizuho International plc

Senior Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

Commerzbank Aktiengesellschaft

Crédit Agricole Corporate and Investment Bank

Mitsubishi UFJ Securities International plc

Scotiabank Europe plc

Société Générale

Co-Managers:

Academy Securities, Inc.

Drexel Hamilton, LLC

Lebenthal & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at 1-800-503-4611, BNP Paribas at 1-800-854-5674 or Merrill Lynch International at 1-800-294-1322.